Filed Pursuant to Rule 424(b)(5)

Registration No. 333–158054

Prospectus Supplement to Prospectus dated 17 March 2009

HSBC Holdings plc

5,060,239,065 Ordinary Shares

HSBC distributed to its shareholders (other than shareholders located in certain excluded territories) rights to subscribe for 5,060,239,065 new ordinary shares, par value US$0.50 (collectively, the "ordinary shares"), whether in the form of new ordinary shares (the "share rights") or new American depositary shares, or ADSs (each ADS representing five ordinary shares) (the “ADS rights” and, collectively with the share rights, the “rights”) at a subscription price of £2.54 per new ordinary share (the “rights offering”).

During the trading period for share rights from 20 March 2009 to 3 April 2009 (23 March 2009 to 31 March 2009 in Hong Kong):

•	The underwriters purchased 775,144,903 ordinary share rights in the open market.

•	The underwriters sold 347,838,697 ordinary share rights in the open market.

During the subscription period for the rights offering from 20 March 2009 to 3 April 2009 (31 March 2009 in respect of ADS rights):

•	No securities were bought by the underwriters in stabilizing transactions in connection with the rights offering.

•	The underwriters exercised 328,663,401 ordinary share rights and 756,033 ADS rights.

•	The underwriters purchased 1,322,812,725 ordinary shares in the open market at prices ranging from US$5.62 to US$5.78, £2.54 to £7.67, HK$36.11 to HK$114.64 and €3.98 to €4.30.

•	The underwriters purchased 38,668,834 ADSs in the open market at prices ranging from US$19.53 to US$55.00.

•	The underwriters sold 1,455,992,056 ordinary shares at prices ranging from £2.54 to £7.67, HK$26.07 to HK$119.87 and at €4.30.

•	The underwriters sold 41,450,282 ADSs at prices ranging from US$19.53 to US$75.00.

The above mentioned transactions relate to the underwriters’ market making and proprietary transactions. As used herein, US$ refers to U.S. dollars, £ refers to British pounds sterling, HK$ refers to Hong Kong dollars and € refers to the euro.

Pursuant to the underwriting agreement, if any new ordinary shares were not subscribed for pursuant to the exercise of rights (such new ordinary shares not subscribed for, the “remaining new ordinary shares”), the joint global coordinators have severally agreed, subject to certain conditions, to seek to procure subscribers for the remaining new ordinary shares and, failing that, the underwriters have severally agreed to procure subscribers or themselves subscribe at the share subscription price per share for the remaining new ordinary shares.

An aggregate of 4,887,538,091 new ordinary shares was subscribed for in the rights offering (whether in the form of ordinary shares or ADSs) at the subscription price of £2.54 per new ordinary share.

The joint global coordinators have procured subscribers for an aggregate of 172,700,974 new ordinary shares, representing all of the remaining new ordinary shares, at a price of £4.48 per new ordinary share or HK$51.83 per new ordinary share (the “rump placement”). Investors purchasing ordinary shares in the rump placement would have experienced a dilution of US$1.68 per ordinary share, or approximately 26.4%. See “Dilution” on page W-33 of the accompanying prospectus dated 17 March 2009.

	Rights Offering	Rump Placement
Price per new ordinary share	£2.54	£4.48
Commission per new ordinary share	£0.07(1)	£0.07(1)
Proceeds per new ordinary share, before expenses, to HSBC	£2.47	£2.47(2)
Total proceeds, before expenses, to HSBC	£12,072,952,215.50(3)	£426,597,310.90(4)

Figures in the above table have been rounded to two decimal places.

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(1)

Based on an aggregate base fee of 2.75% of the aggregate sale proceeds of the rights offering, or £353.5 million. HSBC may also, in its sole discretion, pay in aggregate to the joint global coordinators and the underwriters an additional fee equal to 0.50% of the aggregate sale proceeds of the rights offering.

(2)

The remaining proceeds, less expenses, will be paid to shareholders on the relevant register of members of HSBC on the record date who have not taken up their entitlements, pro rata to their lapsed share rights, save that individual amounts of less than £5.00 will not be paid to such persons but will be retained for the benefit of HSBC.

(3)

Based on 4,887,538,091 new ordinary shares, in the form of new ordinary shares or new ADSs, subscribed for in the rights offering. The pounds sterling total proceeds amount assumes amounts raised in HK dollars are converted into pounds sterling at an exchange rate of HK$11.0236 per pound sterling and amounts raised in US dollars are converted into pounds sterling at an exchange rate of US$1.42145 per pound sterling.

(4)	Based on 172,700,974 new ordinary shares sold in the rump placement.

On 6 April 2009, the closing price of HSBC ordinary shares was £4.51 per ordinary share on the London Stock Exchange and HK$52.05 per ordinary share on the Hong Kong Stock Exchange.

Investing in the ADSs or ordinary shares involves certain risks. See “Risk Factors” beginning on page W-24 of the accompanying prospectus dated 17 March 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus dated 17 March 2009. Any representation to the contrary is a criminal offense.

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HSBC Bank plc	Goldman Sachs International	J.P. Morgan Cazenove
Corporate Broker, Joint Global Coordinator and Joint Bookrunner	Sponsor and Corporate Broker, Joint Global Coordinator and Joint Bookrunner	Joint Global Coordinator and Joint Bookrunner

The date of this prospectus supplement is 7 April 2009